SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

(Amendment No. 4)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

Parkway Properties, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

70159Q104
(CUSIP Number)

Ronald Cami Vice President TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 3, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. o

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70159Q104	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS TPG Group Holdings (SBS) Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 23,612,642 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,612,642 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,612,642 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 42.2% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) CO

*  The calculation is based on 55,901,512 shares of Common Stock to be outstanding upon completion of the Equity Offering (as defined herein) as reported in the Prospectus Supplement filed by the Issuer with the Securities and Exchange Commission (the “Commission”) on December 5, 2012.

CUSIP No. 70159Q104	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 23,612,642 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,612,642 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,612,642 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 42.2% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN

*  The calculation is based on 55,901,512 shares of Common Stock to be outstanding upon completion of the Equity Offering as reported in the Prospectus Supplement filed by the Issuer with the Commission on December 5, 2012.

CUSIP No. 70159Q104	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 23,612,642 (See Items 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 23,612,642 (See Items 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,612,642 (See Items 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 42.2% (See Item 5)*
14	TYPE OF REPORTING PERSON (see instructions) IN

 *  The calculation is based on 55,901,512 shares of Common Stock to be outstanding upon completion of the Equity Offering as reported in the Prospectus Supplement filed by the Issuer with the Commission on December 5, 2012.

This Amendment No. 4 (this “Amendment”) amends and supplements the Schedule 13D filed on June 15, 2012, as amended and supplemented by Amendment No. 1 filed on July 2, 2012 (“Amendment No. 1”), Amendment No. 2 filed on August 6, 2012 (“Amendment No. 2”), Amendment No. 3 filed on September 26, 2012 (“Amendment No. 3” and as amended by Amendment No. 1 and Amendment No. 2, the “Original Schedule 13D”) and this Amendment (as amended, the “Schedule 13D”) by TPG Group Holdings (SBS) Advisors, Inc. and Messrs. David Bonderman and James G. Coulter with respect to the Common Stock of the Issuer.  Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.  Identity and Background

This Amendment amends and restates the second paragraph of Item 2 of the Original Schedule 13D in its entirety as set forth below:

“Group Advisors is the general partner of TPG Group Holdings (SBS), L.P., a Delaware limited partnership (“Group Holdings”), which is the sole shareholder of TPG Holdings III-A, Inc., a Cayman corporation, which is the general partner of TPG Holdings III-A. L.P., a Cayman limited partnership, which is the general partner of TPG Holdings III, L.P., a Delaware limited partnership, which is the sole member of TPG Genpar VI Delfir AIV Advisors, LLC, a Delaware limited liability company, which is the general partner of TPG Genpar VI Delfir AIV, L.P., a Delaware limited partnership, which is the general partner of TPG VI Pantera Holdings, L.P., a Delaware limited partnership (“TPG Pantera”) which directly holds 23,599,778 shares of Common Stock (the “TPG Pantera Shares”). Because of the relationship between Group Advisors and TPG Pantera, Group Advisors may be deemed to beneficially own the TPG Pantera Shares.”

Item 3.  Source and Amount of Funds or Other Consideration

This Amendment amends and supplements Item 3 of the Original Schedule 13D by adding the following before the last paragraph thereof:

“In connection with the equity offering by the Issuer that closed on December 10, 2012 (the “Equity Offering”), TPG Pantera purchased 5,822,000 shares of Common Stock, which purchase satisfied the right of TPG Pantera under the Stockholders’ Agreement (as defined below) to purchase its pro rata portion of the Equity Offering.”

Item 4. Purpose of Transaction

This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following after the last paragraph under the heading “Stockholder’s Agreement”:

“Stockholder’s Agreement Amendment

On December 3, 2012, in connection with the Equity Offering, the Issuer and TPG Pantera entered into Amendment No. 1 to Stockholders Agreement (the “Stockholder’s Agreement Amendment”), which modified TPG Pantera’s right to nominate a specified number of directors to the Board and modified the resignation provisions for members of Board committees that were appointed by TPG Pantera.  Pursuant to the Stockholder’s Agreement Amendment, the number of TPG Nominated Directors will be equal to (i) four nominees if TPG Pantera beneficially owns at least 25% of the outstanding Common Stock and TPG Pantera continues to own at least 90% of the shares of Common Stock that it owns as of the completion of the Equity Offering (and any other underwritten public offering of Common Stock completed by December 31, 2012), (ii) three nominees if TPG Pantera beneficially owns at least 20% but less than 25% of the outstanding Common Stock and TPG Pantera continues to own at least 70% of the shares of Common Stock that it owns as of the completion of the Equity Offering (and any other underwritten public offering of Common Stock completed by December 31, 2012), (iii) two nominees if TPG Pantera beneficially owns at least 15% but less than 20% of the outstanding Common Stock, and (iv) one nominee if TPG Pantera beneficially owns at least 5% but less than 15% of the outstanding Common Stock.  If TPG Pantera beneficially owns less than 5% of the outstanding Common Stock, the Issuer will have no obligation to include any persons designated by TPG Pantera on the slate of Board nominees.  If TPG Pantera’s beneficial ownership percentage of outstanding Common Stock falls below these thresholds, TPG Pantera will not be required to cause any of its nominated directors to resign from the Issuer’s board of directors, but the number of directors that TPG Pantera will be entitled to designate for nomination at any future meeting (or consent in lieu of a meeting) of stockholders will be reduced as described above.

The Stockholder’s Agreement Amendment also modifies the method of calculating TPG Pantera’s ownership interests in Common Stock from an as-converted basis to an issued-and-outstanding basis in certain provisions.  TPG Pantera’s right to designate a specified number of directors for appointment to the Issuer’s board committees based on TPG Pantera’s ownership of Common Stock at specified percentage thresholds is not otherwise affected by the Stockholder’s Agreement Amendment.  However, pursuant to the Stockholder’s Agreement Amendment, if TPG Pantera’s ownership percentage of Common Stock falls below the specified percentages, TPG Pantera will be required to cause one or more of its nominated directors to resign from any committees on which such directors serve effective as of a date not later than immediately prior to the next meeting (or consent in lieu of a meeting) of stockholders for the election of members of the Issuer’s board of directors, such that the remaining number of TPG Nominated Directors on such committees does not exceed the number that TPG Pantera is then entitled to designate appointment pursuant to the Stockholder’s Agreement.  The number of directors that TPG Pantera will be entitled to designate for appointment to any committee will be reduced to such number that does not exceed the number that TPG Pantera is then entitled to designate pursuant to the Stockholder’s Agreement.”

This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following before the penultimate paragraph thereof:

“Lockup Agreement

In connection with the Equity Offering, each of TPG Pantera and TPG Management agreed, subject to certain exceptions, with the underwriters of the Equity Offering (the “Underwriters”), pursuant to separate lock-up agreements (each, a “Lock-Up Agreement”), not to directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of the Issuer’s Common Stock or any securities convertible into or exchangeable or exercisable for Common Stock, whether now owned or thereafter acquired or with respect to which TPG Pantera and TPG Management has or thereafter acquires the power of disposition (collectively, the “Lock-Up Securities”), or exercise any right with respect to the registration of any of the Lock-Up Securities, or file or cause to be filed any registration statement in connection therewith, under the Securities Act of 1933, as amended, or enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise, for a period beginning on the date of such Lock-Up Agreement and continuing for 60 days after December 5, 2012, the date of the underwriting agreement related to the Equity Offering (such period, the “Lock-Up Period”) except with the prior written consent of the representatives of the Underwriters.

If (1) during the last 17 days of the Lock-Up Period the Issuer issues an earnings release or announces material news or a material event or (2) prior to the expiration of the Lock-Up Period, the Issuer announces that it will release earnings results during the 16-day period following the last day of the Lock-Up Period, then the Lock-Up Period will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or material event.”

This Amendment amends and supplements Item 4 of the Original Schedule 13D by deleting and replacing the last paragraph thereof with the following:

“References to and descriptions of the Securities Purchase Agreement, the Series E Articles Supplementary, the Stockholder’s Agreement, the Stockholder’s Agreement Amendment, the Management Services Agreement, and the Lock-Up Agreements set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of each such agreement which is attached as Exhibit 2, Exhibit 3, Exhibit 4, Exhibit 5, Exhibit 6 and Exhibit 7 respectively, and which are incorporated herein by this reference.”

Item 5.  Interest in Securities of the Issuer

This Amendment amends and restates the second and third paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below:

 “(a)–(b) The following disclosure assumes that there are a total of 55,901,512 shares of Common Stock outstanding upon completion of the Equity Offering (as defined below) as reported on the Issuer’s Prospectus Supplement filed with the Commission on December 5, 2012.

Pursuant to Rule 13d-3 of the Act, the Reporting Persons may be deemed to beneficially own 23,612,642 shares of Common Stock of the Issuer, which constitutes approximately 42.2% of the Common Stock of the Issuer.”

Item 7. Exhibits

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

1.
Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).

2.
Securities Purchase Agreement, dated as of May 3, 2012, by and between Parkway Properties Inc. and TPG VI Pantera Holdings, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Parkway Properties Inc. on May 7, 2012).

3.
Articles Supplementary of the Series E Convertible Cumulative Redeemable Preferred Stock of Parkway Properties Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Parkway Properties Inc. on June 5, 2012).

4.
Stockholder’s Agreement, dated as of June 5, 2012, by and between Parkway Properties Inc. and TPG VI Pantera Holdings, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Parkway Properties Inc. on June 6, 2012).

5.
Amendment No. 1 to Stockholders Agreement, dated as of December 3, 2012, by and between Parkway Properties Inc. and TPG VI Pantera Holdings, L.P. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Parkway Properties Inc. on December 3, 2012).

6.
Management Services Agreement, dated as of June 5, 2012 by and between Parkway Properties Inc. and TPG VI Management, LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Parkway Properties Inc. on June 6, 2012).

7.
Form of Lock-Up Agreement, dated December 3, 2012, by and among each of TPG VI Pantera Holdings, L.P. and TPG VI Management, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and Wells Fargo Securities, LLC, as representatives of the several underwriters.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 10, 2012

TPG Group Holdings (SBS) Advisors, Inc.

By: /s/ Ronald Cami
Name: Ronald Cami Title: Vice President

David Bonderman

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By: /s/ Ronald Cami
Name: Ronald Cami on behalf of James G. Coulter (2)

(1)
Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Form 13D filed by Mr. Bonderman on July 26, 2010 (SEC File No. 005-43571).

(2)
Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2010, which was previously filed with the Commission as an exhibit to a Form 13D filed by Mr. Coulter on July 26, 2010 (SEC File No. 005-43571).

EXHIBITS

1.
Agreement of Joint Filing by TPG Advisors II, Inc., TPG Advisors III, Inc., TPG Advisors V, Inc., TPG Advisors VI, Inc., T3 Advisors, Inc., T3 Advisors II, Inc., TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter, dated as of February 14, 2011 (previously filed with the Commission as Exhibit 1 to Schedule 13G filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on February 14, 2011).

2.
Securities Purchase Agreement, dated as of May 3, 2012, by and between Parkway Properties Inc. and TPG VI Pantera Holdings, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Parkway Properties Inc. on May 7, 2012).

3.
Articles Supplementary of the Series E Convertible Cumulative Redeemable Preferred Stock of Parkway Properties Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by Parkway Properties Inc. on June 5, 2012).

4.
Stockholder’s Agreement, dated as of June 5, 2012, by and between Parkway Properties Inc. and TPG VI Pantera Holdings, L.P. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Parkway Properties Inc. on June 6, 2012).

5.
Amendment No. 1 to Stockholders Agreement, dated as of December 3, 2012, by and between Parkway Properties Inc. and TPG VI Pantera Holdings, L.P. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Parkway Properties Inc. on December 3, 2012).

6.
Management Services Agreement, dated as of June 5, 2012 by and between Parkway Properties Inc. and TPG VI Management, LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Parkway Properties Inc. on June 6, 2012).

7.
Form of Lock-Up Agreement, dated December 3, 2012, by and among each of TPG VI Pantera Holdings, L.P. and TPG VI Management, LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and Wells Fargo Securities, LLC, as representatives of the several underwriters.